UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 1)
(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Canyon Resources Corporation
(Name of Issuer)


Common Stock
(Title of Class of Securities)


138869300
(CUSIP Number)


December 31, 2006
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A


Issuer: Canyon Resources Corporation				CUSIP No.: 138869300

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Arnhold and S. Bleichroeder Advisers, LLC
	Tax ID # 57-1156902


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5  SOLE VOTING POWER

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock

6  SHARED VOTING POWER -  0

7  SOLE DISPOSITIVE POWER

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock

8  SHARED DISPOSITIVE POWER - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9: 1.17%

	*If the warrants were exercised. The warrants provide limitations such that
	their execise is limited to the extent necessary to ensure that following
	such exercise the total number of shares of common stock then beneficially
	owned by the filer does not exceed 9.99% of the total number of issued and
	outstanding shares of common stock (including, for such purpose, the shares
	of common stock issuable upon such exercise).


12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A

Issuer: Canyon Resources Corporation 			CUSIP No.: 138869300


ITEM 1

(a)	Name of Issuer: Canyon Resources Corporation


(b)	Address of Issuer's Principal Executive Offices:

	14142 Denver West Parkway, Suite 250
	Golden, CO 80401



ITEM 2

(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Common Stock, Warrants


(e)	CUSIP Number: 138869300



ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer: Canyon Resources Corporation			CUSIP No.: 138869300

ITEM 4.	Ownership.


 (a) Amount beneficially owned:

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock


 (b) Percent of class: 1.17%

	*If the warrants were exercised. The warrants provide limitations such that
	their execise is limited to the extent necessary to ensure that following
	such exercise the total number of shares of common stock then beneficially
	owned by the filer does not exceed 9.99% of the total number of issued and
	outstanding shares of common stock (including, for such purpose, the shares
	of common stock issuable upon such exercise).


 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote:

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock


	(ii) Shared power to vote or to direct the vote  0

	(iii) Sole power to dispose or to direct the disposition of:

	517,900 (which includes warrants to purchase 400,000 shares of common stock) shares of common stock


	(iv) Shared power to dispose or to direct the disposition of  0



ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

	As of December 31, 2006, Arnhold and S. Bleichroeder Advisers, LLC ("ASB"),
	an investment adviser registered under Section 203 of the Investment
	Advisers Act of 1940, was deemed to beneficially own 517,900 shares of
	common stock of Canyon Resources Corporation (which include warrants to
	purchase 400,000 shares of common stock of the Company) as a result of
	acting as investment adviser to client accounts.  As of December 31, 2005,
	ASB owned 3,282,800 shares of common stock of the Company and warrants to
	purchase an additional 600,000 shares of Common Stock, aggregating to
	10.90% of the Company's common stock believed to be outstanding as of that
	date.  However, the warrants are subject to the limitation that their
	exercise is limited to the extent necessary to ensure that following the
	exercise the total number of shares of Common Stock then beneficially owned
	by the filer does not exceed 9.99% of the total number of issued and
	outstanding shares of Common Stock. During this period, First Eagle Gold
	Fund was the only client of ASB that owned more than 5% of the Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		January 2, 2007

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President

